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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended June 30, 2001


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _________ to __________

Commission file number           0-11230
                       ---------------------------


        Full title of the plan and the address of the plan, if different from that of the issuer named below.


             REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN


        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                REGIS CORPORATION
                              7201 Metro Boulevard
                          Minneapolis, Minnesota 55439
                                  952-947-7000


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







             REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

          AS OF JUNE 30, 2001 AND 2000 AND FOR EACH OF THE THREE YEARS
                        IN THE PERIOD ENDED JUNE 30, 2001

                          INDEX OF FINANCIAL STATEMENTS

                                                                                                    PAGE(S)
                                                                                                    -------
  Report of Independent Accountants                                                                    2

  Statement of Assets Available for Benefits
         as of June 30, 2001 and 2000                                                                  3

  Statement of Changes in Assets Available for Benefits
         for each of the three years in the period ended June 30, 2001                                 4

  Notes to Financial Statements                                                                     5-10

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation Committee of the Board of Directors of Regis Corporation:


In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Regis Corporation 1991 Contributory Stock Purchase Plan (the Plan) as of June 30, 2001 and 2000, and the changes in assets available for benefits for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                                       /s/ PricewaterhouseCoopers LLP

                                       PRICEWATERHOUSECOOPERS LLP


Minneapolis, Minnesota
September 24, 2001

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS


                                                                                 JUNE 30,
                                                                       ----------------------------
                           ASSETS                                         2001             2000
                           ------                                      ----------        ----------
Common stock of Regis Corporation, at fair value
(cost of $6,845,575 and $5,812,680 at June 30,
2001 and 2000, respectively)                                           $8,883,603        $4,373,025
                                                                       ----------        ----------

Assets available for benefits                                          $8,883,603        $4,373,025
                                                                       ==========        ==========




               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                             FINANCIAL STATEMENTS.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS


                                                                                    YEARS ENDED JUNE 30,
                                                                      -------------------------------------------------
                                                                         2001                2000                1999
                                                                      ----------          ----------         ----------
Additions:
  Additions to assets attributed to:
     Employee contributions                                           $2,587,753          $2,543,867         $1,869,360
     Employer contributions                                              456,804             448,859            330,008
     Dividend income                                                      47,645              33,524             22,870
     Unrealized appreciation
         of Regis common stock                                         3,477,683
     Net realized (losses) gains on withdrawals of
         common stock by participants                                     (2,941)             33,486            714,800
                                                                      ----------          ----------         ----------

         Total additions                                               6,566,944           3,059,736          2,937,038

Deductions:
  Deductions from assets attributed to:
     Withdrawals of common stock by participants,
         at fair value                                                 2,056,366           1,081,550          1,961,614
     Transfer of assets                                                                      121,817
     Unrealized depreciation of Regis
         common stock                                                                      2,116,162            891,874
                                                                      ----------          ----------         ----------

         Total deductions                                              2,056,366           3,319,529          2,853,488

Net increase (decrease)                                                4,510,578            (259,793)            83,550

Assets available for benefits:
     Beginning of year                                                 4,373,025           4,632,818          4,549,268
                                                                      ----------          ----------         ----------

     End of year                                                      $8,883,603          $4,373,025         $4,632,818
                                                                      ==========          ==========         ==========




               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                             FINANCIAL STATEMENTS.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION:

     The following brief description of the Regis Corporation 1991 Contributory Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     GENERAL:

     The Plan is a contributory program designed to enable Regis Corporation (the Company) participating employees to purchase shares of common stock of the Company through an agent at prevailing market prices based on contributions made by the participants and the Company. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan represents only a coordinative program, and as such has no legal form, associated trust, or collective account maintained by the Agent or the Company.

     The Plan was approved by the Company's Board of Directors on July 29, 1991 and commenced on January 1, 1992. A total of 2,050,000 shares of the Company's common stock may be acquired under the Plan, on behalf of the participants.

     ELIGIBILITY:

     All employees of the Company (including those who are officers and directors) are eligible to participate in the Plan. Prior to July 1, 1999, owners and employees of certain franchise locations (effective July 1, 1995) were permitted to participate. As of July 1, 1999, the assets of the Plan related to the franchise owners and their employees amounting to $121,817 were transferred to a separate Regis Corporation Franchise Stock Purchase Plan established in fiscal 2000 by the Company. As of June 30, 2001, there were 3,352 participants in the Plan.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


CONTRIBUTIONS:

     An eligible participant may contribute to the Plan, through payroll deductions, a minimum of $10 per month to a maximum amount not to exceed ten percent of total compensation. Contributions can be made via a fixed dollar contribution or a percentage of compensation contribution. The Company contributes to the Plan, at the time of the transfer of employee contributions, fifteen percent of the purchase price of the common stock to be purchased on the open market and, in addition, pays all commissions and fees related to the acquisition of the common stock. The Plan's definitive document sets forth that contributions are not deemed to have been made under the Plan until they have been received by the agent. Until such time, amounts withheld by the Company represent amounts held in trust for the employees. Employees are immediately fully vested in their own contributions and in the Company's fifteen percent contribution upon the purchase of common stock on their behalf. The Plan provides that in no event shall the Company make aggregate cumulative contributions under the Plan in excess of $4,000,000 (including all expenses of the Plan paid by the Company).

     EXPENSES:

     The Plan provides, among other things, that all expenses of the Plan and its administration will be paid by the Company as part of employer contributions, other than certain expenses incurred directly by the participants associated with their disposition of the common stock, which are included in gains or losses on withdrawals. These expenses include primarily broker's commissions, transfer fees, administrative costs and similar expenses associated with stock purchases.

     THE AGENT AND PURCHASES OF COMMON STOCK:

     The agent for the Plan, US Bancorp Piper Jaffray, maintains custody of the Plan's assets and uses the participants' payroll deductions, the Company's contributions, and cash dividends received to purchase common stock of the Company on the open market, as set forth under the Plan document.

     WITHDRAWALS AND TERMINATION OF EMPLOYMENT:

     The Plan provides that upon withdrawal from the Plan, each participant will receive the shares of common stock of the Company held on the participant's behalf by the agent and cash for any fractional shares held. On termination of employment, distribution will be made to the employee, or, in the case of death, to the persons entitled thereto, of all shares and cash adjustments as described above.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


     PLAN TERMINATION:

     The Plan will end at the earliest of the following times:

          o When the Company has made an aggregate cumulative contribution of $4,000,000 to the Plan, including all expenses of the Plan paid by the Company (as of June 30, 2001, the Company had made aggregate cumulative contributions, including Plan expenses, of $2,459,678 to the Plan);

          o When 2,050,000 shares of the Company's common stock have been purchased by the Plan (as of June 30, 2001, there were 1,152,616 shares available for purchase); or

          o    At any time after the giving of 30 days notice by the Company.

     Upon termination of the Plan, all unapplied cash credits not already used to purchase common stock of the Company remaining in participants' accounts would be refunded in cash to participants.

     The Company's Board of Directors may from time to time suspend, discontinue or extend the Plan or revise or amend it as they may deem necessary or appropriate. During fiscal 2000, the Company's Board of Directors amended the Plan to increase the Company's maximum aggregate cumulative contribution to the Plan from $2,200,000 to $4,000,000.

     FEDERAL INCOME TAX CONSEQUENCES:

     The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the restrictions and special tax treatment provided therein are not available to participants. The Plan does not provide for income taxes as all taxable income is taxable to the participants. Amounts contributed by the Company are included as part of the employees' salary or wages subject to income tax withholding. Dividends on the stock held are used to purchase additional shares for each participant holding such stock on the record date of the dividend. Upon disposition of the common stock of the Company purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gains depending on the holding period of such shares.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING:

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Withdrawals of common stock are recorded at the date of withdrawal, at fair value.

     EMPLOYEE ACCOUNTS:

     The agent for the Plan maintains a separate account for each participating employee. The agent allocates to each account the number of full and fractional shares of the Company's common stock purchased with contributions and other proceeds credited to such account.

     COMMON STOCK VALUATION:

     Common stock of the Company is stated at fair value as quoted on NASDAQ. The differences between fair value at dates of withdrawal and cost of shares, computed on an average cost basis, are reported as realized gains or losses in the Statement of Changes in Assets Available for Benefits. The difference between the fair value at the end of the Plan year and cost of shares at the end of the year versus that at the beginning of the year is reported as unrealized appreciation or depreciation in the Statement of Changes in Assets Available for Benefits.

     USE OF ESTIMATES:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, additions to assets and deductions from assets during the reporting period. Actual results could differ from those estimates.

3.   CONCENTRATION OF MARKET RISK:

     The Plan's assets available for benefits consist entirely of the common stock of Regis Corporation. Accordingly, the underlying value of the Plan's assets is entirely dependent on the performance of Regis Corporation and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of Regis Corporation common stock in the near term could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


4.   ANALYSIS OF COMMON STOCK ACTIVITY:

     The following sets forth the Plan activity and related costs with respect to the Company's common stock:

                                                                        SHARES(1)                 COST
                                                                        ---------                 ----

         Balance at June 30, 1998                                        230,829               $ 2,946,504

         1999 purchases                                                   97,215                 2,222,238
         1999 withdrawals by participants                                (86,594)               (1,246,814)
                                                                        --------               -----------

         Balance at June 30, 1999                                        241,450                 3,921,928

         2000 purchases                                                  176,591                 3,026,250
         2000 withdrawals by participants                                (61,850)               (1,048,064)
         2000 transfer of assets                                          (6,349)                  (87,434)
                                                                        --------               -----------

         Balance at June 30, 2000                                        349,842                 5,812,680

         2001 purchases                                                  201,092                 3,092,202
         2001 withdrawals by participants                               (127,704)               (2,059,307)
                                                                        --------               -----------

         Balance at June 30, 2001                                        423,230               $ 6,845,575
                                                                        ========               ===========

         ------------
         (1) Rounded to nearest share.

     At June 30, 2001 and 2000, the share price of Regis Corporation common stock, based on quoted market value, was $20.99 and $12.50, respectively.

5.   UNREALIZED APPRECIATION (DEPRECIATION) OF COMMON STOCK:

     The change in unrealized appreciation (depreciation) of the Company's common stock was as follows:


                                                                       2001              2000              1999
                                                                       ----              ----              ----
     Unrealized appreciation (depreciation)
         at end of period                                          $ 2,038,028      $(1,439,655)        $  710,890
     Less unrealized (depreciation) appreciation
         at beginning of period                                     (1,439,655)         710,890          1,602,764
     Appreciation related to shares transferred
         out of the plan                                                                (34,383)
                                                                   -----------      -----------         ----------

     Unrealized appreciation (depreciation)
         for the period                                            $ 3,477,683      $(2,116,162)        $ (891,874)
                                                                   ===========      ===========         ==========


6.   NET REALIZED (LOSSES) GAINS ON WITHDRAWALS BY PARTICIPANTS:

     The net realized (losses) gains on distributions of the Company's common stock to participants is summarized as follows:


                                                                       2001              2000              1999
                                                                       ----              ----              ----
     Fair value at distribution date                               $ 2,056,366      $ 1,081,550         $ 1,961,614

     Cost of shares distributed, computed
         on an average cost basis                                   (2,059,307)      (1,048,064)         (1,246,814)
                                                                   -----------      -----------         -----------

     Net realized (losses) gains for the period                    $    (2,941)     $    33,486         $   714,800
                                                                   ===========      ===========         ===========

                                    EXHIBITS


The following documents are filed as exhibits to this Report:

         EXHIBIT NO.                                   DOCUMENT
         -----------                                   --------
              23                            Consent of Independent Accountants



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Regis Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       REGIS CORPORATION 1991 CONTRIBUTORY
                                       STOCK PURCHASE PLAN

                                       By: REGIS CORPORATION


                                       By /s/ Paul D. Finkelstein
                                         ---------------------------------------
                                          Paul D. Finkelstein
                                          Chief Executive Officer


Dated: September 27, 2001

                                  EXHIBIT INDEX


EXHIBIT NO.                           DOCUMENT                                                PAGE
-----------                           --------                                                ----
     23                    Consent of Independent Accountants                                  13




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